SOUL AND VIBE INTERACTIVE INC.

1660 South Hwy 100, Suite 500

St. Louis Park, MN 55146

March 18, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Assistant Director

Re:	Soul and Vibe Interactive Inc.
Current Report on Form 8-K
Filed February 7, 2013
File No. 333-173056

Dear Mr. Riedler:

Soul and Vibe Interactive Inc. (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated March 7, 2013 (the “Comment Letter”) relating to the Form 8-K referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Form 8-K (the “Amended 8-K). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

Comment No. 1. We note that the company’s Information Statement on Schedule 14C, filed October 24, 2012, provided notice to shareholders that the board of directors and the majority shareholder had approved changing the company’s name from “Victory LG” to “Soul and Vibe Interactive, Inc.” The stated reason for such change was “to more actively and efficiently promote the company’s products and services” and “to align the company’s name with management’s marketing plan which is broader than the dietary supplement sector.” In addition to the name change, the Schedule 14C also informed shareholders of an amendment to increase the company’s authorized capital from 100 million shares to 310 million shares, but your disclosure made it clear that the company had no expectation at that time of issuing any of the newly authorized shares.

Within days of the Schedule 14C, however, Mr. Chiodo, the sole shareholder of a company called Soul and Vibe Entertainment, Inc., acquired a controlling interest in your company. Although the Share Exchange Agreement between your company and Mr. Chiodo’s company was executed later, in early February 2013, it appears that a material transaction with Mr. Chiodo and his company was contemplated at least as early as the date of the October 2012 Schedule 14C. Yet, the Schedule 14C made no mention of any such transaction, nor gave any suggestion that such a transaction was being considered. Please advise us why you did not include any disclosure in the Schedule 14C alerting shareholders to the company’s consideration of a transaction with Mr. Chiodo.

Response No. 1: We agree with you that the Schedule 14C should have contained disclosure of the nature to which you refer. However, present management was not responsible for filing the Schedule 14C and so cannot fully respond to your comment, other than to note that no Schedule 14C should have been filed at all, given that the Company is not subject to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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Comment No. 2. According to the Schedule 13D filed February 15, 2013, Mr. Chiodo acquired 50,400,000 shares from existing stockholders, representing 70% of the 72 million shares outstanding, on November 2, 2012 “for the purpose of effecting a change in control of the Company.” As a consequence of Mr. Chiodo’s purchase on November 2, it appears that a Schedule 13D was required to be filed within 10 days to reflect his ownership position. Please advise us why such filing was not made. In addition, please advise why the company did not file a Form 8-K following Mr. Chiodo’s purchase, in accordance with Item 5.01 of Form 8-K governing changes in control.

Response No. 2: Again, the Company cannot speak to why its former management neglected to file the Form 8-K at the appropriate time. The Company believes that filing any information under this heading would be more likely to confuse rather than enlighten readers given that the change of control occurred in November of 2012 rather than in connection with the Share Exchange Agreement.

The omission of the filing of the Schedule 13D was an inadvertent error; that being said, management of the Company was aware of what the Schedule 13D would have contained had one been filed.

Comment No.3. Because of Mr. Chiodo’s acquisition of 50,400,000 shares on November 2, 2012, it appears that the Share Exchange Agreement with Mr. Chiodo and his company qualified as a combination with an interested stockholder under Sections 78.411-78.444 of the Nevada Revised Statutes. We note that Section 78.438 prohibits business combination transactions with an interested stockholder for two years after the person became an interested stockholder unless certain board and/or stockholder approval is obtained. Specifically:

•          the combination or the transaction by which the person first became an interested stockholder must have been approved by the company’s board of directors before the person first became an interested stockholder; or

•          the combination must be approved by the board of directors of the company and, at or after that time, the combination must be approved at an annual or special meeting of the company’s stockholders, and not by written consent, by the affirmative vote of the holders of stock representing at least 60 percent of the outstanding voting power of the company not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder.

As such, please provide your analysis as to the applicability or non-applicability of Section 78.438 to the Share Exchange Agreement. If stockholder approval was required, please advise us why no proxy or information statement was filed.

Response No. 3: Please refer to Section 78.433 of the Nevada Revised Statutes (the “NRS”), which states, in pertinent part, that:

“NRS 78.411 to 78.444, inclusive, do not apply to any combination of a resident domestic corporation:

(a)          Which was not, as of the date that the person first becomes an interested stockholder, a publicly traded corporation, unless the corporation’s articles of incorporation provide otherwise.”

Further, NRS 78.4265, which contains the definition under the NRS of a “Publicly traded corporation,” makes clear that the Company is excluded from this definition.

NRS 78.4265 reads as follows: “Publicly traded corporation” means a domestic corporation that has a class or series of voting shares which is:

1. A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1)(A) or (B), as amended; or

2. Traded in an organized market and that has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares.”

As a result, we respectfully submit that Section 78.438 of the NRS is inapplicable to the Company and, accordingly, no stockholder or other approval was required. As stated above, even if stockholder approval were required, the Company would not have been required to file a proxy or information statement as it is not subject to Section 14 of the Exchange Act.

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Item 2.01 Completion of Acquisition or Disposition of Assets

Changes to the Business, page 3

Comment No. 4. Please amend your disclosure to state, if true, that you have discontinued entirely the business plan of Victory LG, Inc. If this is not the case, please describe how you intend to combine their business plan with that of Soul and Vibe Entertainment, Inc.

Response No. 4: We have made the requested disclosure confirming that the business plan of Victory LG, Inc. has been discontinued entirely as of March 8, 2013; please see page 3.

Accounting Treatment, page 3

Comment No. 5. Please revise your disclosure to describe the means under which the Sole shareholder controlled the Company prior to the acquisition.

Response No. 5: We have made the requested disclosure; please see page 3.

Description of Soul, page 3

Comment No. 6. Please describe in detail here the three games you mention on page 7, including the stage of development for each, whether you have submitted concepts for each to your publishing partners, your anticipated timetables for completing an Alpha or Beta version, as applicable, and an estimate of when you believe you may begin to market each of them, assuming approval by your partners. Please also clarify how these games were conceived and how you have been able to proceed with development with only one employee.

Response No. 6: We have made the requested disclosure under the heading “Our Games”; please see page 3.

Comment No. 7. Please state here that you have generated no revenue since your inception and that your operations to date have been financed through capital contributions and loans made by your Chief Executive Officer and President.

Response No. 7: We have made the requested disclosure; please see page 3.

Publishing, page 3

Comment No. 8. Please file your agreements with Microsoft Corporation and Sony Computer Entertainment of America, LLC as exhibits.

Response No. 8: We have filed these agreements; please see Exhibit 10. 2 and Exhibit 10.3.

Licensing, page 4

Comment No. 9. Please file your agreement with General Mills as an exhibit and disclose the terms of any royalties that the company must pay General Mills under the agreement.

Response No. 9: The Company will seek confidential treatment for certain terms of the agreement with General Mills and submit, under separate cover, a letter to the Commission discussing the reasons that the Company believes such a request to be valid. The Company will also file the redacted version of the agreement with General Mills as an exhibit to its Annual Report on Form 10-K for its fiscal year ended December 31, 2012.

Marketing Strategy, page 6

Comment No. 10. Please state the social media outlets and social networks you intend to use to implement your marketing strategy and clarify whether the publisher license agreements contemplate the hardware cross-promotional partnerships you mention here.

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Response No. 10: We have made the requested disclosure; please see page 7.

Risk Factors

Comment No. 11. Please add a risk factor addressing the fact that you have no Chief Financial Officer, Chief Accounting Officer, or any employee with a financial or accounting background.

Response No. 11: We have replaced the risk factor to which you refer in Comment No. 13 with one entitled “We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results” which seeks to address both Comment No. 11 and Comment No. 13; please see page 11.

“We have historically incurred significant losses and our financial situation creates doubt whether we will continue as a going concern,” page 8

Comment No. 12. Please update the financial information in this risk factor for the year ended December 31, 2012, and also include your accumulated deficit through that period.

Response No. 12: We have made the requested disclosure; please see page 9.

“Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business .. . .,” page 10

Comment No. 13. You disclose that you are not aware of anything that would impact your ability to maintain effective internal controls. However, based your disclosure on page 7 that you have only one employee, your Chief Executive Officer, it is unclear how you have the ability to maintain effective internal controls. Please expand your disclosure to explain why you are not aware of anything that would impact your ability to maintain effective internal controls or why you not aware of any deficiencies considering management’s conclusions that disclosure controls and procedures and internal control over financial reporting were not effective in the Company’s prior periodic reports.

Response No. 13: We have replaced the risk factor to which you refer in this Comment No. 13 with one entitled “We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results” which seeks to address both Comment No. 11 and Comment No. 13; please see page 11.

Management’s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 17

Comment No.14. Please disclose how long you expect to be able to remain in operations if you are unable to raise additional funds.

Response No. 14: We have made the requested disclosure; please see page 18 and filed the agreement as Exhibit 10.4.

Comment No. 15. You state here that your operations to date have been financed in part by loans from your President. Please disclose here the amount of these loans, their repayment terms, and whether or not there are existing loan agreements in place. If there are such agreements, please file them as exhibits.

Response No. 15: We have made the requested disclosure; please see page 18.

Security Ownership of Certain Beneficial Owners and Management, page 20

Comment No. 16. You disclose that you have 109,000,000 common shares outstanding and that your Chief Executive Officer owns 87,400,000 shares. You have also stated that he acquired 37,000,000 shares through the share exchange agreement. Please clarify how he obtained the majority of his shares. Please also confirm that the former President of Victory LG, Inc., who holds the title of Vice President, is not an executive officer at this time and therefore should not be included in this disclosure.

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Response No. 16: We confirm that the former President of Victory LG, Inc., Ms. Pauline Carson, is not an executive officer. She is included neither in this section nor in the section entitled “Directors and Executive Officers, Promoters and Control Persons” for that very reason. In addition, we have inserted a footnote to the table clarifying how Mr. Chiodo obtained his shares; please see page 22.

Certain Relationships and Related Transactions, page 21

Comment No. 17. Please identify the related party involved in each of these transactions.

Response No. 17: We have made the requested disclosure; please see page 22.

Comment No. 18. As Mr. Chiodo owned 70% of the outstanding capital stock of the company prior to the Share Exchange Agreement, the exchange of shares between the company and Soul and Vibe Entertainment, Inc. was a related party transaction. Accordingly, please provide disclosure of the Share Exchange Agreement as required by Item 404 of Regulation S-K.

Response No. 18: We have made the requested disclosure; please see page 22.

Exhibit 99.2

Financial Statements of Soul and Vibe Entertainment, Inc.

Financial Statements for the Fiscal Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm, page 3

Comment No. 19. You disclose on page 8 of the Form 8-K that certain conditions raise substantial doubt about your ability to continue as a going concern and your independent auditors have expressed doubt about your ability to continue as a going concern. If there is substantial doubt about your ability to continue as a going concern the report of HJ & Associates, LLP does appear to express this conclusion in the explanatory paragraph. Please have HJ & Associates, LLP revise their report to comply with AU 341 or tell us how their report is appropriate. Also the date of their report should be changed to March 20, 2012 as noted on page 8 of the Form 8-K.

Response No. 19: The report has been revised as requested to comply with AU 341 and the date has been corrected to March 20, 2012.

Notes to the Financial Statements, page 8

Comment No. 20. Please provide disclosure of the significant terms of the publishing arrangements with each hardware platform manufacturer, including the scope of each party’s obligations, the duration of the arrangement, and any fee structure. Revise your disclosure here or in MD&A to quantify the software development expenses related to each hardware platform recognized for each period presented.

Response No. 20: We have added a paragraph to Note 1 regarding the publishing arrangements. In addition, we have added that conceptual art drawings are not a software development expense for the discussion in the MD&A; please see page 19 under the heading “Capitalized Development Costs.”

Financial Statements for the Nine Months Ended September 30, 2012

Statements of Operations, page 14

Comment No. 21. You refer here and throughout your document to a nine months period ended September 30, 2011. Since you were incorporated on July 14, 2011, the period you refer to appears to be from inception to September 30, 2011. Please revise to reflect the appropriate period throughout the filing.

Response No. 21: The headings have been corrected on the statement of operations and on the statement of cash flows to reflect the period from inception to September 30, 2011. Other references have been revised as well.

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Pro Forma Consolidated Financial Statements, page 18

Comment No. 22. Please provide disclosure in the notes to the pro forma consolidated financial statements that discuss any transactions that would materially impact your pro forma financial statements during the period from September 30, 2012 to November 30, 2012.

Response No. 22: Please see the revised footnote 1 to the pro forma consolidated financial statements, which indicates that there were no material transactions between the period ending September 30, 2012 and November 30, 2012 for Soul and Vibe Entertainment, Inc. other than the contribution of approximately $15,500 in accrued wages and rent expense by the sole shareholder and officer.

Comment No. 23. Please provide disclosure in the notes to the pro forma consolidated financial statements to discuss, if any, transactions between the entities during the periods presented. Include pro forma adjustments for any balances that should be eliminated in consolidation.

Response No. 23: Please see the revised footnote 1, which discloses the fact that there were no material transactions between Soul and Vibe Entertainment, Inc. and the Company during the period from September 30, 2012 and November 30, 2012 that would require elimination in consolidation.

Comment No. 24. Please provide disclosure in the notes to the pro forma financial statements to explain why the inventory of Soul and Vibe Interactive is labeled “restricted.” Disclose if you plan to continue the energy liquid-gel capsule business subsequent to the acquisition. If not, please disclose the effect of actions taken by management or expected to occur after the acquisition.

Response No. 24: Please see the addition of footnote 2 to the pro forma financial statements where it states that that subsequent to entering into the Agreement, management of Soul and Vibe Entertainment, Inc. elected to discontinue the operations of its energy liquid-gel capsule business. Accordingly, all assets, liabilities and expenses of the energy liquid-gel business are now being presented as discontinued operations in the pro forma consolidated financial statements.

Form 8-K Dated February 14, 2013

Item 4.01 Changes in Registrant’s Certifying Accountant

Comment No. 25. Please amend your filing to state that M&K's report on the financial statements expressed substantial doubt about your ability to continue as a going concern.

Response No. 25: We have made the requested disclosure; please see the last line of the second paragraph.

Comment No. 26. Please amend your filing to clearly state, if true, that there were no disagreements with M&K on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure through February 13, 2013.

Response No. 26: This statement was made in the second paragraph of this Current Report on Form 8-K.

Comment No. 27. Please amend your filing to clarify, if true that you had not consulted with HJ&A through February 13, 2013, the date of engagement.

Response No. 27: This statement was also made in the second paragraph of this Current Report on Form 8-K. We have added that it applies through February 13, 2013. Please see the first sentence of the fourth paragraph.

Comment No. 28. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, M&K LLP, as required by Item 304(a)(3) of Regulation S-K.

Response No. 28: We have requested that M&K provide us with the letter.

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The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (763) 400-8040 or our counsel Richard Friedman at (212) 930-9700.

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